

July 12, 2023

Michael Guthrie
Chief Financial Officer
Roblox Corporation
970 Park Place
San Mateo, CA 94403

      **Re: Roblox Corporation**
          **Form 10-K for the Fiscal Year Ended December 31, 2022**
          **Filed February 28, 2023**
          **File No. 001-39763**

Dear Michael Guthrie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc:    Mark Reinstra, General Counsel